UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April 2026

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Minutes of the Annual and Extraordinary General Shareholders’ Meeting Held on April 15, 2026
2.	Bylaws of Ultrapar

 Minutes

 Bylaw

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2026

ULTRAPAR HOLDINGS INC.
By:	/s/ Alexandre Mendes Palhares
Name:	Alexandre Mendes Palhares
Title:	Chief Financial and Investor Relations Officer

(Minutes of the Annual and Extraordinary General Shareholders’ Meeting Held on April 15, 2026; Bylaws of Ultrapar)

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001- 39 NIRE 35.300.109.724

Minutes of the Annual and Extraordinary General Shareholders' Meeting Held on April 15, 2026

Date, Time, and Location:

April 15, 2026, at 2:00 p.m., exclusively by digital means, under the terms of article 5, paragraph 2, item I and article 28, paragraphs 2 and 3 of the Securities and Exchange Commission ("CVM") Resolution No. 81, of March 30, 2022 ("RCVM 81"). Under the terms of article 5, paragraph 3 of the RCVM 81, this Annual and Extraordinary General Shareholders' Meeting of Ultrapar Participações S.A. ("Meeting" and "Company", respectively) was considered as held at the Company's headquarters, located at Av. Brigadeiro Luis Antônio, No. 1,343, 9th floor, in the City and State of São Paulo, Zip Code 01317-910.

Attendance:

At the Annual General Shareholders' Meeting, shareholders representing 78.8% of the capital stock of the Company, and at the Extraordinary General Shareholders' Meeting, shareholders representing 78.7% of the capital stock of the Company, as per electronic system log of virtual attendance made available by the Company, under the terms of article 47, item III of the RCVM 81, or by exercising your right to participate remotely, pursuant to article 121, sole paragraph of the Brazilian Corporate Law 6,404/76 and article 46, item II the RCVM 81.

Were also present: (i) the Chairman of the Board of Directors of the Company, Mr. Jorge Marques de Toledo Camargo; (ii) the Chief Executive Officer, Mr. Rodrigo de Almeida Pizzinatto; (iii) Financial and Investor Relations Officer of the Company, Mr. Alexandre Mendes Palhares; (iv) the Risks and Audit Committee coordinator, Mr. José Mauricio Pereira Coelho; and (v) Ms. Carolina Caetano Molina, enrolled in CRC under nº 1 SP 268052, representing Deloitte

Touche Tohmatsu Auditores Independentes Ltda., independent auditors of the Company.

Publications:
Call Notice: published in the newspaper Valor Econômico, in print and online versions, on March 17, 18 and 19, 2026, in compliance with the provisions of article 124 and article 289 of the Brazilian Corporate Law 6,404/76, as amended.

Notice to Shareholders: dismissed considering the publication of documents referred on article 133 of the Brazilian Corporate Law6,404/76, in the Valor Econômico newspapers on March 6, 2026 under the special chapter pages B13 to B24, in compliance with the provisions of article 124 and article 289 of the Law 6,404/76, as amended.

Chairman and Secretary of the Meeting:
Chaiman – Luiz Antonio de Sampaio Campos.
Secretary – Marina Guimarães Moreira Mascarenhas.

Agenda:
As per published in the Call Notice.

Discussed and approved matters:
1. Under the provisions of the sole paragraph of article 46-C of the RCVM 81, the Chairman informed the availability of the consolidated synthetic voting map and there wasn't a request for reading the map by any shareholder. Forthwith, by unanimous vote of the shareholders present, it was approved the issuance of this minutes as a summary, as per Article 130, paragraph 1 of the Brazilian Corporate Law 6,404/76, and their publication was authorized with the omission of the shareholders' signatures, in the form of paragraph 2 of the same article, with the declarations of vote received by the chairman of the meeting being duly filed at the Company's headquarters.

At the Annual General Shareholders' Meeting:

2. Approved by the majority of votes, without amendments or caveats, the management report and annual accounts of the Company, and financial statements and its notes duly accompanied with independent auditor report related to the fiscal year ended on December 31, 2025, according to the voting map attached as Exhibit I of the minutes, without those which were legally hindered.

3. Approved by the majority of votes, without amendments or caveats, the net income allocation for the fiscal year ended on December 31, 2025, in the amount of R$ 2,453,854,009.26 (two billion, four hundred and fifty-three million, eight hundred and fifty-four thousand, nine reais and twenty-six cents), as described below:

a) R$ 122,692,700.46 (one hundred and twenty-two million, six hundred and ninety-two thousand, seven hundred reais and forty-six cents) allocated to the legal reserve;

b) R$ 917,848,348.20 (nine hundred and seventeen million, eight hundred and forty-eight thousand, three hundred and forty-eight reais and twenty cents) allocated to the statutory reserve for investments;

c) R$ 1,413,312,960.60 (one billion, four hundred and thirteen million, three hundred and twelve thousand, nine hundred and sixty reais and sixty cents) allocated to the payment of dividends to the holders of common shares of the Company, which amount was fully declared and paid, it being noted that the shareholders received R$ 1.26658 per share, of which (i) R$ 326,005,092.60 (three hundred and twenty-six million, five thousand and ninety-two reais and sixty cents) were paid as interim dividends pursuant to the resolution of the Board of Directors dated August 13, 2025; and (ii) R$ 1,087,307,868.00 (one billion, eighty-seven million, three hundred and seven thousand, eight hundred and sixty-eight reais) were paid

as interim dividends pursuant to the resolution of the Board of Directors dated December 1, 2025.

4. Approved, by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the global maximum limit for the compensation of the Management of the Company for the period between May 2026 and April 2027 at R$ 105,000,000.00 (one hundred and five million reais), under the terms of the Management Proposal, disclosed to the market and filed at the Company's headquarters.

At the Extraordinary Shareholder's Meeting:

5. Approved by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the ratification of the change in the number of common shares into which the Company's capital stock is divided, within the authorized limit provided for in Article 6 of the Company's Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company upon the merger of all shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company, approved by the Company's Extraordinary General Shareholders' Meeting held on January 31, 2014, with the consequent ratification of the modification of the Company's capital stock, from 1,115,507,182 (one billion, one hundred and fifteen million, five hundred and seven thousand, one hundred and eighty-one) to 1,115,849,873 (one billion, one hundred and fifteen million, eight hundred and forty-nine thousand, eight hundred and seventy-three) common shares, all registered and with no par value, and its reflection in article 5 of the Company's Bylaws.

6. Approved by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the consolidation of the Bylaws, pursuant to Annex II, reflecting the resolutions approved herein.

General Notes and Closing:

- The Chairman of the Board registered that (i) the items of the Meeting were recorded, and such recordings will be filled in the Company's headquarters, under the terms of article 28, paragraph 1, item II and article 30, paragraph 1 of the RCVM 81; and (ii) voting instructions were received, including the voting instruction of The Bank of New York Mellon, as depositary of American Depositary Receipts guaranteed in shares, with the respective vote cast, which are filed in the Company's headquarters, and will be attached to the present minutes.

- In compliance with article 22, paragraph 5 and article 33, paragraph 4 of the RCVM 80, the total votes of approval, rejection, and abstention computed in each item of the Agenda are included in Exhibit I, which, for all effects, must be considered as integral part of the present minutes.

As there were no further matters to be discussed, the Meeting was concluded and the minutes were prepared and duly signed by the Chairman and the Secretary, and considered to have been signed by the participants, both through the digital platform and by sending ballot papers at a distance, pursuant to article 47, paragraph 1 of the RCVM 81.

CHAIRMAN AND SECRETARY OF THE MEETING PRESENT BY DIGITAL MEANS, UNDER ARTICLE 28, PARAGRAPH 5 OF THE RCVM 81:

Chairman: Luiz Antonio de Sampaio Campos

Secretary: Marina Guimarães Moreira Mascarenhas

SHAREHOLDERS PRESENT VIA DIGITAL PARTICIPATION, PURSUANT TO ARTICLE 47, PARAGRAPH 1 OF THE RCVM 81:

SERGIO FEIJAO FILHO

JORGE MARQUES DE T CAMARGO

MARCOS MARINHO LUTZ

PARTH DO BRASIL PARTICIPACOES LTDA

RODRIGO DE ALMEIDA PIZZINATTO

CHRISTY PARTICIPACOES LTDA

BETTINA IGEL HOFFENBERG

JENNINGS LUIS IGEL HOFFENBERG

ULTRA S/A PARTICIPACOES

MARCIA IGEL JOPPERT

PEDRO IGEL DE BARROS SALLES

JOSE MAURICIO PEREIRA COELHO

ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED

IT NOW IBOVESPA B3 BR+ FUNDO DE NDICE - RESPONSABILIDADE LIM

IT NOW IBOVESPA FUNDO DE INDICE

IT NOW IGCT FUNDO DE INDICE

IT NOW ISE FUNDO DE INDICE

IT NOW PIBB IBRX-50 FUNDO DE INDICE

ITAU ACOES DIVIDENDOS FI

ITAU CAIXA ACOES - FUNDO DE INVESTIMENTO

ITAU EXCELENCIA SOCIAL ACOES FUNDO DE INVESTIMENTO SUSTENTAV

ITAU FLEXPREV SMART ACOES BRASIL FIF RL

ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA

ITAU GOVERNANCA CORPORATIVA ACOES FUNDO DE INVESTIMENTO

ITAU IBOVESPA ATIVO MASTER FUNDO DE INVESTIMENTO EM ACOES

ITAU IBRX ATIVO MASTER FIA

ITAU INDEX ACOES IBOVESPA FUNDO DE INVESTIMENTO FINANCEIRO R

ITAU INDEX ACOES IBRX FUNDO DE INVESTIMENTO FINANCEIRO RESPO

ITAU MASTER GLOBAL DINAMICO MULTIMERCADO FUNDO DE INVESTIMEN

ITAU MASTER GLOBAL DINAMICO ULTRA MULTIMERCADO FUNDO DE INVE

ITAU PREVIDENCIA IBRX FUNDO DE INVESTIMENTO FINANCEIRO EM AC

ITAU VERTICE OMNI FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERC

RT DEFIANT MULTIMERCADO FUNDO DE INVESTIMENTO

THE BANK OF NEW YORK ADR DEPARTMENT

CANADIAN EAGLE PORTFOLIO LLC. (RV)

GMAC FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO

GT3 INFRA FUNDO INCENTIVADO DE INVEST FINAN EM INFRA RF

SPX APACHE MASTER FIA

SPX FALCON INSTITUCIONAL MASTER FI MULTIMERCADO

SPX FALCON MASTER FIA

SPX HORNET EQUITY HEDGE MASTER FIM

SPX LANCER PLUS PREVIDENCIARIO FIM

SPX LANCER PREVIDENCIARIO FIM

SPX LONG BIAS PREV MASTER 2 FIF MULT RESP LTDA

SPX LONG BIAS PREVIDENCIARIO MASTER FUNDO DE INVESTIMENTO MU

SPX NIMITZ MASTER FIM

SPX PATRIOT MASTER FIA

SPX RANGER PREVIDENCIARIO FIF MM - RESP LIMITADA

SPX RAPTOR MASTER FI EXT MM CP

SPX SUMMIT MACRO LONG SHORT MASTER FIF MULTIMERCADO CRED PRI

SQUADRA MASTER LONG ONLY FIA

SQUADRA MASTER LONG BIASED FIA

FEBE VALOR FUNDO DE INVESTIMENTO EM ACOES

GUEPARDO MASTER FUNDO DE INVESTIMENTO EM ACOES

GUEPARDO INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO DE ACOES

SQUADRA HORIZONTE FUNDO DE INVESTIMENTO EM ACOES

FPRV SQA SANHACO FIA PREVIDENCIARIO

GUEPARDO FI MULTIMERCADO LONGO PRAZO

PATRIA PRIVATE EQUITY VI FEEDER - FIP MULTIESTRATEGIA

PATRIA PRIVATE EQUITY VI FIP MULTIESTRATEGIA

GUEPARDO PREVIDENCIA FIFE FUNDO DE INVESTIMENTO MULTIMERCADO

FUNDO DE INVESTIMENTO EM ACOES RVA EMB IV

PATRIA - PRIVATE EQUITY FUND VI (CAYMAN L.P.

PATRIA - PRIVATE EQUITY FUND VI (CAYMAN-B L.P

PATRIA - PRIVATE EQUITY FUND VI (DELAWARE L.P.

PATRIA - PRIVATE EQUITY VI, LLC

PATRIA - PRIVATE EQUITY VI-A, LLC

PATRIA - PRIVATE EQUITY VI-B, LLC

GUEPARDO SAARA INSTITUCIONAL FIA
SQUADRA MASTER IVP FUNDO DE INVESTIMENTO EM ACOES
SV4 EQUITY LLC
SV2 EQUITY LLC
GROUPER EQUITY L.L.C
SNAPPER EQUITY L.L.C
SQUADRA INST FUNDO DE INVESTIMENTO EM ACOES
SQUADRA PREV MASTER LO FUNDO DE INVESTIMENTO AES
GUEPARDO DIVIDENDOS MASTER FUNDO DE INVESTIMENTO EM AES
GUEPARDO XINGU FUNDO DE INVESTIMENTO FINANCEIRO EM ACOES
GUEPARDO ITAU PREV FIFE FIF MULT RESP LTDA

SHAREHOLDERS WHO VOTE THROUGH THE REMOTE VOTING PURSUANT TO ARTICLE 31 OF THE RCVM 81:

1199 HEALTH CARE EMPLOYEES PENSION FUND
1895 FONDS FGR
AB CAP FUND, INC. - AB EMERGING MARKETS MULTI-ASSET PORT
AB SICAV I - ALL MARKET INCOME PORTFOLIO
AB SICAV I - EMERGING MARKETS MULTI-ASSET PORTFOLIO
ABRDN OEIC IV-ABRDN EMERGING MARKETS EQUITY TRACKER FUND
ABRDN OEIC VI-ABRDN EMERGING MARKETS EQUITY ENHANCED INDEX F
ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND
ACADIAN COLLECTIVE INVESTMENT TRUST
ACADIAN GLOBAL MARKET NEUTRAL FUND, LLC
ACTIVE M INTERNATIONAL EQUITY FUND
ADMIR TADEU ROSSINI
ADVISORS INNER CIRCLE FUND-ACADIAN E.M.PORTF
AGNALDO ANTONIO RIBEIRO
AILTOM FERREIRA SERRANO
ALASKA COMMON TRUST FUND
ALASKA PERMANENT FUND

ALBERTO RODOLFO GONCALVES

ALCIDES ALBERTO DE CAMARGO

ALL COUNTRY EX US EQUITY MARKET SUBTRUST OF DFA GR

ALLEX FRANCISCO SILVA SOUZA

ALLIANZ GB INV GMBH ON BEHALF OF ALLIANZ VGL FONDS

ALLIANZ GLOBAL INV GMBH ACTING ON BEHALF OF ALLIANZ EEE FON

ALLIANZ GLOBAL INVE GMBH ACTING ON BEHALF OF ALLIANZ CGI FON

ALLIANZ GLOBAL INVESTORS GMBH ON BEHALF OF ALLIANZ

ALLIANZ GLOBAL INVESTORS GMBH ON BEHALF OF ALLIANZ PV-WS FON

ALLIANZ GLOBAL INVESTORS GMBH ON BEHALF OF ALLIANZ VGI 1 FON

ALLIANZ GLOBAL INVESTORS GMBH ON BEHALF OF KOMFORTDYNAMIK S

ALPHA ADVANTAGE GLOBAL EX USA DIVERSIFIED FACTOR FUND

ALTAMIR SANTOS FILHO

ALUISIO MENDES DA ROCHA FILHO

AMERICAN BEACON NINETY ONE EMERGING MARKETS EQUITY

AMUNDI ETF ICAV - AMUNDI PRIME ALL COUNTRY WORLD UCITS ETF

ANDERSON DIMITRI MOREIRA COELHO

ANDRE CARVALHO SAWRUK

APPLE 401(K) PLAN

AQR EMERGING EQUITIES FUND LP

AQR INNOVATION FUND, L.P.

AQR LEELANAU FUND, L.P.

AQR UCITS FUNDS

ARERO - DER WELTFONDS -NACHHALTIG

ARISTEU FOGACA DOS SANTOS

ARROWSTREET (DELAWARE) CUSTOM ALPHA EXTENSION FUND

ARROWSTREET (DELAWARE) L/S FUND L.P.

ARROWSTREET ACWI ALPHA EXTENSION FUND V (CAYMAN) L

ARROWSTREET CAPITAL COPLEY FUND LIMITED

ARROWSTREET CAPITAL COPLEY FUND LIMITED

ARROWSTREET CAPITAL ESG GLOBAL EQUITY LONG/SHORT F

ARROWSTREET CAPITAL EXETER FUND LIMITED

ARROWSTREET CAPITAL EXETER FUND LIMITED

ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND
ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED
ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED
ARROWSTREET CAPITAL NEWBURY FUND LIMITED
ARROWSTREET CLARENDON TRUST FUND
ASCENSION ALPHA FUND, LLC
AUSTRALIAN RETIREMENT TRUST
AUSTRALIANSUPER PTY LTD AS TRUSTEE FOR AUSTRALIASUPER
AVELINO JOSE DIAS
AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F
AVIVA INVESTORS
AVIVA INVESTORS FUNDS ACS - AVIVA INVESTORS EMERGING MARKET
AVIVA LIFE PENSIONS UK LIMITED
AWARE SUPER PTY LTD
AXA OR ET MATIERES PREMIERES
AXA ROSENBERG EQUITY ALPHA TRUST
AXA WORLD FUNDS - FRAMLINGTON EMERGING MARKETS
BEATRIZ SILVA MACHADO
BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH)
BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD
BLACKROCK BALANCED CAPITAL PORTFOLIO OF BLACKROCK SERIES FUN
BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND
BLACKROCK GLOBAL INDEX FUNDS
BMO MSCI EMERGING MARKETS INDEX ETF
BNP PARIBAS EASY MSCI EMERGING ESG FILTERED MIN TE
BNP PARIBAS FUNDS BRAZIL EQUITY
BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND
BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER
BRIGHTER SUPER
BRITISH COAL STAFF SUPERANNUATION SCHEME
BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION
BRUNO JORDAO INACIO
BUREAU OF LABOR FUNDS - LABOR INSURANCE FUND

BUREAU OF LABOR FUNDS - LABOR PENSION FUND
BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND
CAISSE DE DEPOT ET PLACEMENT DU QUEBEC
CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM
CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM
CANADA PENSION PLAN INVESTMENT BOARD
CARDANO GLOBAL SUSTAINABLE EQUITY FUND
CARESUPER
CARLOS ALBERTO BATISTA DA SILVA
CARLOS ALBERTO MIRANDA DA SILVA
CARLOS ALBERTO PINTO JUNIOR
CARLOS AMARILDO LUCAS DE MELLO
CARLOS MARCELO FERREIRA OMODEI
CBJ LTD AS TR FOR JP SCIENC AND TECHNOLOGY AGENCY 16619-9975
CC AND L Q 140-40 FUND
CC&L MULTI-STRATEGY FUND
CC&L Q EMERGING MARKETS EQUITY FUND
CC&L Q EMERGING MARKETS EQUITY FUND LP
CC&L Q INTERNATIONAL EQUITY FUND LP
CC&L Q MARKET NEUTRAL FUND
CCANDL Q EMERGING MARKETS EQUITY UCITS FUND A SUB FUND OF CO
CENTRAL PROVIDENT FUND BOARD
CHEVRON UK PENSION PLAN
CHUBB CORPORATION MASTER RETIREMENT TRUST
CHURCH OF ENGLAND INVESTMENT FUND FOR PENSIONS
CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD
CITITRUST LIMITED AS T OF A F S A MODERATE GROWTH FUND
CITITRUST LTD A T VANGUARD FDS SERIES VANGUARD INCOME FUND
CITY OF NEW YORK GROUP TRUST
CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM
CLINTON NUCLEAR POWER PLANT QUALIFIED FUND
COLLEGE RETIREMENT EQUITIES FUND
COLONIAL FIRST STATE EMERGING MARKETS FUND 2

COLONIAL FIRST STATE INVESTMENT FUND 187
COLONIAL FIRST STATE INVESTMENT FUND 50
COLUMBIA THREADNEEDLE (IRL) ICAV
COMMINGLED P T F (EM M E) OF JP M CHASE BANK
COMMINGLED PEN TR FD (ACTIVEBUILDERS EM MKTS EQ) OF JPMCB NA
COMMINGLED PENSION TRUST FUND (EMERGING MARKETS EQUITY INDEX
COMMONWEALTH SUPERANNUATION CORPORATION
CONNECTICUT GENERAL LIFE INSURANCE COMPANY
CONNOR CLARK & LUNN COLLECTIVE INVESTMENT TRUST
COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY
CUST. B. O. J. LTD. A. T. F. R. B. L. A. T. F. J. G. D. M. F
CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.
CUSTODY B.O.J,L..AS.T.F.S.E.E.INDEX MOTHER FUND
CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F
CUSTODY BANK OF JAPAN, LTD. RE: SMBCTB (AMUNDI IND
DALVO LUIS NUNES DA FONSECA
DANIEL GRAVALOS
DANILO VENDRAMINI
DARCY BUENO DOS SANTOS
DEKA INVESTMENT GMBH FOR ELB-FUNDMASTER 1
DELA NATURA- EN LEVENSVERZEKERINGEN N.V.
DENIS GUIMARAES DE SOUZA
DESJARDINS EMERGING MARKETS EQUITY INDEX ETF
DESJARDINS EMERGING MARKETS FUND
DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM
DIMENSIONAL EMERGING MKTS VALUE FUND
DIOGO EUGENIO GOMES ESCOBAR
DIVERSIFIED GLOBAL SHARE TRUST
DOW RETIREMENT GROUP TRUST
DUKE POWER CO EMPLOYEE RETIREMENT PLAN
DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE
DWS INVESTMENT GMBH RE DEAM-FONDS BBR 1
DWS INVESTMENT S.A. FOR ARERO - DER WELTFONDS

E-L FINANCIAL CORPORATION LIMITED
EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD
ELDER SANTOS NAZARETH
ELIAS CARLO AGUAYO CABANA
ELINALDO VIEIRA DOS SANTOS
EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU
EMERGING MARKETS COMPLETION FUND, L.P.
EMERGING MARKETS EQUITY FUND
EMERGING MARKETS EQUITY INDEX MASTER FUND
EMERGING MARKETS EX CHINA CORE EQUITY PORTFOLIO OF
EMERGING MARKETS INDEX NON-LENDABLE FUND
EMERGING MARKETS INDEX NON-LENDABLE FUND B
EMERSON EDUARDO DE ANDRADE
EMPLOYEES RETIREMENT FUND OF THE CITY OF DALLAS
EMPLOYEES RETIREMENT SYSTEM OF TEXAS
ENSIGN PEAK ADVISORS,INC
ENVIRONMENT FUND
EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO
EURIZON CAPITAL S.A.
EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR
EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR
FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND
FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL
FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND
FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC A E M FUND
FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND
FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND
FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND
FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNA
FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND
FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA
FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND
FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD

FIRST TRUST EMERGING MARKETS ALPHADEX FUND
FIRST TRUST GLL FUND PLC - FIRST TR EMERG MKTS ALPH UCITS ET
FIRST TRUST LATIN AMERICA ALPHADEX FUND
FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F
FLORIDA RETIREMENT SYSTEM TRUST FUND
FORD MOTOR CO DEFINED BENEF MASTER TRUST
FORD MOTOR COMPANY OF CANADA, L PENSION TRUST
FRANCIELLE AMANCIO PEREIRA
FRANCISCO GIONEY MARQUES RODRIGUES
FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF
FRANKLIN LIBERTYSHARES ICAV
FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI
FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN
FUTURE FUND BOARD OF GUARDIANS
GABRIEL HENRIQUE DO NASCIMENTO
GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P
GARD UNIT TRUST
GENERAL ORGANISATION FOR SOCIAL INSURANCE
GENERAL PENSION AND SOCIAL SECURITY AUTHORITY
GILBERTO RUSSO JENUINO
GLEYDSON PUBLIO AZEVEDO
GLOBAL MACRO CAPITAL OPPORTUNITIES PORTFOLIO
GLOBAL TRUST COMP FBO AQR COLLEC INV TRUST-AQR E E C I FUND
GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M
GOLDMAN SACHS ETF TRUST II - GOLDMAN SACHS MARKETB
GOVERNMENT EMPLOYEES SUPERANNUATION BOARD
GUIDEMARK EMERGING MARKETS FUND
GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND
GUSTAVO NASSER MAZZO
HARTFORD INTERNATIONAL CAPITAL APPRECIATION FUND
HARTFORD SCHRODERS INTERNATIONAL MULTI-CAP VALUE FUND
HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO
HENRIQUE SOARES DE SOUZA

HESTA
HOSPITAL AUTHRORITY PROVIDENT FUND SCHEME
HOSTPLUS POOLED SUPERANNUATION TRUST
HPE COMMON CONTRACTUAL FUND
HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG
HSBC INDEX TRACKER INVEST. FUNDS FTSE ALL WORLD INDEX FUND
IBM 401 (K) PLUS PLAN
IBM DIVERSIFIED GLOBAL EQUITY FUND
IMCO EMERGING MARKETS PUBLIC EQUITY LP
INDUSTRIAL ALLIANCE INSURANCE AND FINANCIAL SERVICES INC.
INDUSTRIENS PENSIONFORSIKRING
INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST
INTERNATIONAL MONETARY FUND
INTERNATIONALE KAPITALANLAGEGESELLSCHAFT MBH ACTING FOR ACCO
INVESCO DWA EMERGING MARKETS MOMENTUM ETF
INVESCO INVESTMENT MANAGEMENT LTD, ACTING AS MANAG
INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF
INVESCO MARKETS III PLC - INVESCO FTSE EMERGING MA
INVESCO MARKETS III PLC - INVESCO FTSE RAFI ALL-WORLD 3000 U
INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN
INVESCO POOLED INVESTMENT FUND - GLOBAL STRATEGIC EQUITY FUN
INVESCO RAFI EMERGING MARKETS ETF
INVESTERINGSFORENINGEN NORDEA INVEST EMERGING MKTS E. KL
INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST
IPAC A.M. L.AS R. E. FOR F. D. E. M. S. FD
IPROFILE INTERNATIONAL EQUITY PRIVATE POOL
IRINEU DARIO STAUB
ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG
ISHARES CORE MSCI EMERGING MARKETS ETF
ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF
ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF
ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF
ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND

ISHARES ESG MSCI EM LEADERS ETF
ISHARES III PUBLIC LIMITED COMPANY
ISHARES IV PUBLIC LIMITED COMPANY
ISHARES MSCI ACWI ETF
ISHARES MSCI ACWI EX U.S. ETF
ISHARES MSCI BRAZIL ETF
ISHARES MSCI BRIC ETF
ISHARES MSCI EMERGING MARKETS ETF
ISHARES MSCI EMERGING MARKETS EX CHINA ETF
ISHARES MSCI EMERGING MARKETS QUALITY FACTOR ETF
ISHARES PUBLIC LIMITED COMPANY
JEAN LUCCA DA SILVA LOPES
JEFFREY LLC
JERONIMO SILVA DUDA
JOAO VITOR DA CONCEICAO ALVES DA FONSECA
JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT
JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T
JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST
JONAS FRANK DE LIMA
JORGE ONOFRIO PICARELLI
JOSE AUGUSTO SAMPAIO MACHADO
JOSE DAVID NUNES
JOSE EDUARDO JACQUES ROMAGNA
JOSE LUIZ ROQUE
JOSE RICARDO LOPES MACHADO
JOSE ROBERTO RODRIGUES JUNIOR
JOSE ROMULO DE CASTRO VIEIRA
JPMORGAN ACTIVEBUILDERS EMERGING MARKETS EQUITY ETF
JPMORGAN FUNDS
JPMORGAN GLOBAL EMERGING MARKETS HYBRID FUND (QDII)
JULIANO GUIMARAES HOFLIGE
KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND
KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I

KAPITALFORENINGEN INVESTIN PRO, PENSAM EQUITIES 1
KAPITALFORENINGEN INVESTIN PRO, PENSAM EQUITIES 2
KAPITALFORENINGEN SAMPENSION INVEST, GEM ENHANCED
KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E
LAERERNES PENSION FORSIKRINGSAKTIESELSKAB
LEANDRO DA SILVA DUARTE
LEANDRO LOPES BERNARDES
LEGAL & GENERAL CCF
LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST
LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS
LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND
LEGAL & GENERAL GLOBAL EQUITY INDEX FUND
LEGAL & GENERAL ICAV
LEGAL & GENERAL INTERNATIONAL INDEX TRUST
LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD
LEGAL GEN FUTURE WRD CLIMATE CHANGE EQTY FACTORS IND FUND
LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC
LEGAL GENERAL U. ETF P. LIMITED COMPANY
LELAND STANFORD JUNIOR UNIVERSITY
LEONARDO QUINTANA LITVIN
LGPS CENTRAL GLOBAL MULTI FACTOR EQUITY INDEX FUND
LIONTRUST INVESTMENT FUNDS I - LIONTRUST LATIN AMERICA FUND
LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION
LOUSIANA STATE EMPLOYEES RETIR SYSTEM
LSV EMERGING MARKETS EQUITY FUND LP
LSV EMERGING MARKETS EQUITY FUND USA
LSV EMERGING MARKETS SMALL CAP EQUITY FUND, LP
LUCIO CARVALHO DE SANTANNA
LUIS HENRIQUE PACCAGNELLA
LUIZ BARSI FILHO
LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND
M&G FUNDS 1 BLACKROCK EMERGING MARKETS EQUITY FUND
MACKENZIE EMERGING MARKETS EQUITY INDEX ETF

MACQUARIE MULTI-FACTOR FUND

MACQUARIE TRUE INDEX EMERGING MARKETS FUND

MANAGED PENSION FUNDS LIMITED

MANOEL DA SILVA AZEVEDO

MARCELO HENRIQUE DA SILVA

MARCELO PRACANIA SERBOLONGHI

MARIA APARECIDA DE FATIMA TORDATO PRADO

MARIA APARECIDA VERISSIMO DE OLIVEIRA

MATEUS HENRIQUE NERY DE SANTANA

MAURICIO VITOR DE SOUZA

MBB PUBLIC MARKETS I LLC

MERCER DIOCESE OF BROOKLYN LAY PENSION INVESTMENT TRUST

MERCER EMERGING MARKETS EQUITY FUND

MERCER EMERGING MARKETS FUND

MERCER GE INTERNATIONAL EQUITY FUND

MERCER QIF FUND PLC

MERCER UCITS COMMON CONTRACTUAL FUND

METIS EQUITY TRUST

MFS BLENDED RESEARCH EMERGING MARKETS EQUITY ETF

MGI FUNDS PLC

MICROSOFT CORPORATION SAVINGS PLUS 401(K) PLAN

MINEWORKERS PENSION SCHEME

MINISTRY OF ECONOMY AND FINANCE

MOBIUS LIFE LIMITED

MORGAN STANLEY PATHWAY FUNDS - EMERGING MARKETS EQUITY FUND

MOS LONG BIASED FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCAD

MSCI ACWI EX-U.S. IMI INDEX FUND B2

MSCI EMERGING MARKETS EX CHINA IMI INDEX FUND

MSCI EQUITY INDEX FUND B - BRAZIL

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

NATIONAL EMPLOYMENT SAVINGS TRUST

NATIONAL PENSION INSURANCE FUND

NATWEST TRUSTEE AND DEPOSITARY SERVICES LIMITED AS

NATWEST TRUSTEE AND DEPOSITARY SERVICES LIMITED AS TRUSTEE O
NEPC COLLECTIVE INVESTMENT TRUST
NEW IRELAND ASSURANCE COMPANY PUBLIC LIMITED COMPANY
NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND
NEW YORK STATE COMMON RETIREMENT FUND
NEW YORK STATE TEACHERS RETIREMENT SYSTEM
NGS SUPER
NINETY ONE AUSTRALIA FUNDS - EMERGING MARKETS EQUITY FUND
NINETY ONE COLLECTIVE INVESTMENT TRUST
NINETY ONE EMERGING MARKETS EQUITY FUND
NINETY ONE EMERGING MARKETS EQUITY FUND
NINETY ONE FUNDS SERIES IV- EMERGING M. E. F.
NINETY ONE GLOBAL STRATEGY FUND
NORDEA 2 SICAV
NORGES BANK
NORTHERN EMERGING MARKETS EQUITY INDEX FUND
NORTHERN TRUST INVESTIMENT FUNDS PLC
NORTHERN TRUST UCITS FGR FUND
NOW: PENSION TRUSTEE LIMITED IN ITS CAPACITY AS TR
NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS
NUVEEN EMERGING MARKETS EQUITY INDEX FUND
NUVEEN/SEI TRUST COMPANY INVESTMENT TRUST
OMERS ADMINISTRATION CORPORATION
ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL
PACIFIC SELECT FUND
PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO
PAOLO INSABRALDE LACERDA
PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND
PAULO CESAR DE GOES SIQUEIRA
PAULO DE SOUZA AFONSO
PAULO LUIS SCHNEIDER
PAULO MARTINI
PEDRO BERNARDINELLI JR

PEDRO HENRIQUE PELLOZO DE OLIVEIRA

PEOPLE S BANK OF CHINA

PHILADELPHIA GAS WORKS PENSION PLAN

PHOENIX U T M L R P A S INDEX EMERGING MARKET EQUITY FUND

PICTET - MULTI ASSET GLOBAL OPPORTUNITIES

PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN

POLICE AND FIREMEN'S RETIREMENT SYSTEM OF NEW JERS

PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

PUBLIC EMPLOYEES' LONG-TERM CARE FUND

PUBLIC SECTOR PENSION INVESTMENT BOARD

QLZ MOS FUNDO DE INVESTIMENTO EM ACOES

QMA JP EMERGING MARKETS ALL CAP OFFSHORE FUND, LTD

RAFAEL KRUEL GAMBARRA

REASSURE LIMITED

RENATO ZANCANARO

RICARDO JOSE DA SILVA CAMPILONGO

ROBECO 3D EM EQUITY UCITS ETF

ROBECO CAPITAL GROWTH FUNDS

ROBECO QI CUST SUST EME MKTS ENHANCED INDEX EQUITIES FUND

ROBERTO AOKI ROMERO

RODOLFO MOLNAR SILVA

RODRIGO FRAY DA SILVA

ROGERIO DE ARAUJO TEIXEIRA

ROTHKO EMERGING MARKETS ALL CAP EQUITY FUND, L.P.

ROYAL LONDON EQUITY FUNDS ICVC

RUSSEL INVESTIMENT FUNDS NON.US. FUND

RUSSEL INVESTMENTS GLOBAL EQUITY POOL

RUSSEL OVERSEAS EQUITY POOL

RUSSELL INSTITUTIONAL FDS, LLC - RI EQUITY FD

RUSSELL INSTITUTIONAL FUNDS, LLC-RUSSELL GLOBAL EQUITY P F

RUSSELL INVESTMENT COMPANY - RUSSELL I D MARKETS FUND

RUSSELL INVESTMENT COMPANY GLOBAL EQUITY FUND

RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY

RUSSELL INVESTMENT COMPANY RUSSELL TAX-MANAGED INTERNATIONAL

RUSSELL INVESTMENTS CANADIAN DIVIDEND POOL

RUSSELL INVESTMENTS INTERNATIONAL SHARES FUND

RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S.

RUSSELL TRUST COMPANY COMMINGLED EMPLOYEE BENEFIT FUNDS T

SALT RIVER PIMA-MARICOPA INDIAN C

SALVADOR FERNANDES DE JESUS JUNIOR

SAS TRUSTEE CORPORATION POOLED FUND

SBC MASTER PENSION TRUST

SCHRODER COLLECTIVE INVESTMENT TRUST

SCHRODER GEP GLOBAL ACTIVE VALUE FUND

SCHRODER GLOBAL VALUE FUND

SCHRODER INTERNATIONAL SELECTION FUND

SCHWAB EMERGING MARKETS EQUITY ETF

SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF

SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND

SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF

SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL

SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT

SCRI ROBECO QI INST EMERG MKTS ENHANCED IND EQUITIES FUND

SEI GLOBAL MASTER FUND PLC - THE SEI FACTOR ALLOCA

SEI GLOBAL MASTER FUND PLC, THE SEI EMERGING MKT EQUITY FUND

SEI INST INT TRUST EM MKTS EQUITY FUND

SEI SELECT EMERGING MARKETS EQUITY ETF

SERGIO DE LIMA DANTAS

SERGIO LINCON ANDRADE

SHELL TR (BERM) LTD AS TR O SHELL OV CON P F

SIX CIRCLES MANAGED EQUITY PORTFOLIO INTERNATIONAL

SOCIAL PROTECTION FUND

SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP

SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG

SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF

SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF
SPDR S&P EMERGING MARKETS EX-CHINA ETF
SPDR SP EMERGING MARKETS ETF
SPW MULTI-MANAGER ICVC - SPW GLOBAL (EX UK) EQUITY
SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST
SSGA SPDR ETFS EUROPE I PLC
ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD
STATE OF CONNECTICUT ACTING T. ITS TREASURER
STATE OF IDAHO, ENDOWMENT FUND INVESTMENT BOARD
STATE OF MINNESOTA STATE EMPLOYEES RET PLAN
STATE OF NEW MEXICO STATE INV. COUNCIL
STATE OF WYOMING
STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS
STATE STREET EMERGING MARKETS E N-L C TRUST FUND
STATE STREET EMERGING MARKETS EQUITY INDEX FUND
STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND
STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO
STATE STREET IRELAND UNIT TRUST
STATE STREET M BRAZIL I N L COMMON TRUST FUND
STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC
STATE TREASURER OF MICH CUSTODIAN OF PUBLIC S EMPL RTMNT S
STICHTING AHOLD DELHAIZE PENSIOEN
STICHTING BEDRIJFSTAKPENSIOENFONDS V H BEROEPSVERVOER O D WE
STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL
STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN
STICHTING JURIDISCH EIGENAAR ACTIAM BELEGGINGSFONDSEN
STICHTING PENSIOENFDSVOOR DE WONINGCORPOR.
STICHTING PENSIOENFONDS HOOGOVENS
STICHTING PENSIOENFONDS PGB
STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME)
STICHTING PHILIPS PENSIOENFONDS
STICHTING SHELL PENSIOENFONDS
SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY

SUNAMERICA SERIES TRUST SA JPMORGAN EMERGING MARKETS PORTFOL
SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA
TD EMERALD EMERGING MARKETS INDEX POOLED FUND TRUS
TEACHER RETIREMENT SYSTEM OF TEXAS
TEACHERS RETIREMENT ALLOWANCES
TEACHERS RETIREMENT SYSTEM OF OKLAHOMA
TEACHERS RETIREMENT SYSTEM OF THE CITY OF NEW YORK
TELSTRA SUPER PTY LTD T TELSTRA S SHEME
TESCO PLC PENSION SCHEME
TEXAS MUNICIPAL RETIREMENT SYSTEM
THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA
THE BOARD OF THE PENSION PROTECTION FUND
THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA
THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST
THE EMERGING M.S. OF THE DFA I.T.CO.
THE HARTFORD INTERNATIONAL VALUE FUND
THE INCUBATION FUND, LTD.
THE MASTER TRUST BANK OF JAP LTD. AS TR. FOR MTBJ400045829
THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828
THE MASTER TRUST BANK OF JAPAN LTD. AS TR OF MTBJ400021579
THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835
THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MTBJ400076142
THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FO
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ4000
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF
THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794
THE MASTER TRUST BK OF JPN, LTD. AS TO BNP PBE MOTHER FD
THE MONETARY AUTHORITY OF SINGAPORE
THE NEW ZEALAND GUARDIAN TRUST COMPANY LIMITED IN ITS CAPAC

THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN
THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD
THE PEOPLE'S PENSION SCHEME
THE REGENTS OF THE UNIVERSITY OF CALIFORNIA
THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND
THIRD AVENUE INTERNATIONAL VALUE FUND LP
THIRD AVENUE TRUST, ON BEHALF OF THIRD AVENUE VALUE FUND
THIRD AVENUE VARIABLE SERIES TRUST - THIRD AVENUE
THOMAS MAGNO DE JESUS SILVEIRA
THRIFT SAVINGS PLAN
THRIFT SAVINGS PLAN
TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT
UNICARE SAVINGS PLAN
UNIVERSAL INVEST LUXEMBOURG SA ON BEHALF OF UNIVEST
UNIVERSAL-INVESTMENT-GESELLSCHAFT MBH ON BEHALF OF BROCKEN-U
UNIVERSITY OF NOTRE DAME DU LAC
USAA INTERNATIONAL FUND
UTAH STATE RETIREMENT SYSTEMS
UTIMCO SP II LLC
VANGUARD EMERGING MARKETS EX-CHINA ETF
VANGUARD EMERGING MARKETS SHARES INDEX FUND
VANGUARD EMERGING MARKETS STOCK INDEX FUND
VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II
VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T
VANGUARD FUNDS PUBLIC LIMITED COMPANY
VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F
VANGUARD INTERNATIONAL SHARES HIGH YIELD FUND
VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F
VANGUARD INVESTMENT SERIES PLC
VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F
VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF
VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL
VENERABLE WORLD EQUITY FUND

VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I
VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER
VERDIPAPIRFONDET STOREBRAND INDEKS NYE MARKEDER
VERIZON MASTER SAVINGS TRUST
VICENTE DE PAULA DA SILVA
VICTORY MARKET NEUTRAL INCOME FUND
VINICIUS DE ARAUJO MARQUES
VOYA EMERGING MARKETS HIGH DIVIDEND EQUITY FUND
VOYA VACS INDEX SERIES EM PORTFOLIO
WARMAN INVESTMENTS PTY. LIMITED
WASHINGTON STATE INVESTMENT BOARD
WELLINGTON TRUST COMPANY N.A.
WESTPAC WHOLESALE UNHEDGED INTERNATIONAL SHARE TRUST
WILMAR KLEEMANN
WILMINGTON MULTI-MANAGER ALTERNATIVES FUND
WINSTON JENNING CHEN
WM POOL - EQUITIES TRUST NO 74
WM POOL - EQUITIES TRUST NO. 75
WM POOL - EQUITIES TRUST NO. 76
WS ACCESS GLOBAL ACTIVE VALUE FUND
XTRACKERS
XTRACKERS (IE) PUBLIC LIMITED COMPANY
YAN GOMES ROQUE

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001- 39 NIRE 35.300.109.724

EXHIBIT I OF THE MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING HELD ON APRIL 16, 2025

VOTING MAP

In accordance to CVM Resolution 80/22, in particular the article 22, paragraph 5, and article 33, paragraph 4, the Company informs the total number of approvals, rejections, and abstentions of each decision taken:

On Annual General Shareholders' Meeting:

1. Vote on the approval of the management report and annual accounts of the Company, as well as the financial statements and its notes, duly accompanied with independent auditor report related to the fiscal year ended on December 31, 2025:

No. of votes in favor	819,413,182 shares 93.2 % of present shareholders 73.4 % of the voting share capital
No. of votes against	1,773,441 shares 0.2 % of present shareholders 0.2 % of the voting share capital
No. of abstentions	58,309,396 shares 6.6 % of present shareholders 5.2 % of the voting share capital

2. Vote on the allocation of the net income for the fiscal year ended December 31, 2025, pursuant to the Management Proposal:

No. of votes in favor	879,468,296 shares 100 % of present shareholders 78.8 % of the voting share capital
No. of votes against	14,000 shares 0.0 % of present shareholders 0.0 % of the voting share capital
No. of abstentions	13,723 shares 0.0 % of present shareholders 0.0 % of the voting share capital

3. Vote on the establishment of the Management's global compensation, pursuant to the Management Proposal:

No. of votes in favor	877,733,721 shares 99.8 % of present shareholders 78.7% of the voting share capital
No. of votes against	1,652,365 shares 0.2 % of present shareholders 0.1 % of the voting share capital
No. of abstentions	109,933 shares 0.0 % of present shareholders 0.0% of the voting share capital

4. Request for the establishment of the fiscal council, pursuant to Article 161 of Law No. 6,404 of 1976:

No. of votes in favor	33,827,086 shares 3.8 % of present shareholders 3.0 % of the voting share capital[1]
No. of votes against	497,729,012 shares 56.6 % of present shareholders 44.6 % of the voting share capital
No. of abstentions	347,939,921 shares 39.6 % of present shareholders 31.2 % of the voting share capital

[1] As no candidates were nominated to the Fiscal Council, the request for its installation submitted by means of the remote voting form had no effect.

On Extraordinary General meeting:

1. Ratification of the change in the number of common shares into which the Company's capital stock is divided, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company by the Extraordinary General Shareholders' Meeting held on January 31st, 2014.

No. of votes in favor	832,573,430 shares 94,8 % of present shareholders 74.6 % of the voting share capital
No. of votes against	24,222 shares 0.0 % of present shareholders 0.0 % of the voting share capital
No. of abstentions	45,852,105 shares 5.2 % of present shareholders 4.1 % of the voting share capital

2. Vote on the approval of the consolidation of the Bylaws, in order to reflect the changes proposed in the item above:

No. of votes in favor	832,572,683 shares 94.8 % of present shareholders 74.6 % of the voting share capital
No. of votes against	23,783 shares 0.0 % of present shareholders 0.0% of the voting share capital
No. of abstentions	45,853,291 shares 5.2 % of present shareholders 4.1% of the voting share capital

EXHIBIT II OF THE MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING HELD ON APRIL 15, 2026

ULTRAPAR PARTICIPAÇÕES S.A.

BYLAWS

CHAPTER I

Name, Headquarters, Purpose and Term

Article 1. The Company is an authorized capital company (*sociedade de capital autorizado*). The name of the Company is ULTRAPAR PARTICIPAÇÕES S.A.

Sole Paragraph. The Company's listing on the New Market (Novo Mercado) special segment of B3 S.A. – Brasil, Bolsa, Balcão ("B3") subjects the Company, its shareholders including controlling shareholders, if applicable, its management and members of the Fiscal Council, if installed, to the Regulations of the New Market of B3 ("New Market Regulation").

Article 2. The Company's headquarters and jurisdiction are located in the City of São Paulo, State of São Paulo.

Article 3. The purpose of the Company is to invest its own capital in commerce, industry, agriculture and service provision, through the subscription or acquisition of shares or quotas of other companies, as well as the provision of the services usually provided by a holding company for businesses management.

Article 4. The Company is organized for an indefinite term.

CHAPTER II

Capital Stock and Shares

Article 5. The subscribed and paid-in capital stock is R$ 7,987,099,839.90 (seven billion, nine hundred and eighty-seven million, ninety-nine thousand, eight hundred and thirty-nine Reais and ninety cents) represented by 1,115,849,873 (one billion, one hundred and fifteen million, eight hundred and forty-nine thousand, eight hundred and seventy-three) nominative common shares, with no par value, and with no issuance of preferred shares or founder's shares permitted.

§1º All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without certificates issued.

§2º The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.

Article 6. The Company is authorized to increase its capital stock up to the limit of one billion and six hundred million (1,600,000,000) common shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.

Article 7. The subscription and payment of shares issued by the Company shall follow the criteria provided for in this Article:

a) up to the limit of the authorized capital, the issuance, amount, price and term for payment of the shares to be issued by the Company shall be provided for by the Board of Directors;

b) the resolution to increase the capital stock for payment in assets, other than monetary credits, may only be made at a Shareholders' Meeting; and

c) upon the issuance of new shares, debentures convertible into shares or subscription warrants offered on a stock exchange, public subscription or share exchange in a tender offer for the acquisition of corporate control, the Board of Directors may waive the preemptive rights of the shareholders or reduce the period for the exercise thereof.

Article 8. The Company may grant shares or stock options through shares or stock option plans, approved by a Shareholders' Meeting, to the management and employees.

Article 9. Each common share entitles the holder thereof to one vote for resolutions made at the Shareholders' Meetings.

CHAPTER III

Shareholders' Meetings

Article 10. The annual Shareholders' Meeting shall be called by the Board of Directors within the first 4 months upon conclusion of the fiscal year and extraordinary meetings shall be held whenever the Company's interest shall so require.

§ 1º Documents pertaining to the matters to be deliberated upon at the Shareholders' Meetings shall be made available to the shareholders, at the Company's headquarters, at the date of publication of the first call notice, except if a longer period for making such documents available is otherwise required by law or applicable regulations.

§ 2º The Shareholders' Meeting shall be presided over by the Chairman of the Board of Directors or by whom he/she may designate. In the absence of the Chairman and of his/her designation, the Shareholders' Meeting shall be

presided over by the Vice-Chairman of the Board of Directors, or by whom he/she may designate. The chairman of the Meeting shall choose one of the attendees to act as secretary of the meeting.

§ 3º The chairman of the Meeting shall have the exclusive power, in compliance with the rules provided for in these Bylaws, to conduct the election of the members of the Board of Directors, including any decision relating to the number of votes of each shareholder.

§ 4º If the General Meeting is held in person, the shareholders who appear at the Shareholders' Meeting after its commencement may take part in the meeting, however they shall not be entitled to vote on any resolution.

Article 11. In order to prove shareholder status, the Company shall require, within a period established in the call notice, an identity document and proof issued by the depositary institution. Shareholders represented by proxies must provide the proxies within the same period referred to in this Article. The original copies of the documents referred to herein must be shown to the Company until the Shareholder's Meeting is held, if held in person.

§ 1ª Shareholders may participate in the Shareholders' Meeting by means of a remote voting form, subject to the provisions of the regulations in force.

§ 2ª The Company shall adopt the principle of good faith in verifying the validity of the documents demonstrating the representative capacity of shareholder, and will presume the truthfulness of the credible statements made to it; however, the shareholders who fail to present the respective power of attorney granted to their representatives, or the custodian's statement, in the event the shares are recorded as held with a custodian institution, shall be prohibited from participating in the Meeting.

Article 12. Resolutions of the Shareholders' Meeting shall require a majority vote of the attendees, not taking into account blank votes, except as otherwise provided for by law or in these Bylaws.

Article 13. Minutes of the Shareholders' Meetings shall be kept with the requirements and signatures required by law.

Article 14. The Shareholders' Meeting shall determine the overall compensation of the members of the Board of Directors and of the executive officers, including any remuneration in shares.

§ 1º The Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, considering the proposal of the People and Sustainability Committee, in accordance with the amount set forth at the Shareholders' Meeting, in the introductory paragraph of this Article and the competencies of the referred Committee, as provided for in Article 40 herein.

§ 2º The members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.

CHAPTER IV

Management – General Rules

Article 15. The Company shall be managed by a Board of Directors and a Board of Executive Officers.

Sole Paragraph. The commencement term of the directors and executive officers, which shall not require the posting of a bond, shall be contingent upon their adhesion to the corporate policies adopted by the Company and execution of the respective deed of investiture, which shall include consent to the contents of Article 51 hereof.

CHAPTER V

Board of Directors

Section I – Members

Article 16. The Board of Directors shall be comprised of, at least, 5 and, at maximum, 11 members, all of whom shall be elected and removable at the Shareholders' Meeting, for a unified term of 2 years, with reelection being permitted.

§ 1º The positions of Chairman of the Board of Directors and Chief Executive Officer or principal execute of the Company may not be held by the same individual.

§ 2º The Board of Directors shall adopt Internal Bylaws that shall provide for, among other relevant matters, its own operation, and the rights and duties of its members, as well as their relationship with the Board of Executive Officers and other corporate bodies.

§ 3º Observed the requirements set forth in the Company's corporate policies, the only persons eligible for election to the Board of Directors, unless otherwise permitted by the Shareholders' Meeting, shall be those who, in addition to complying with legal and regulatory requirements have a well-regarded reputation, do not hold any position in a company which may be considered a competitor of the Company or its controlled companies, and do not have, nor represent, a conflicting interest with the Company's interest or those of its controlled companies.

Article 17. The Board of Directors of the Company shall have, at least, 1/3 or 2, whichever is higher, independent members, pursuant to the New Market Regulation, and the classification of the appointed members of the Board of

Directors as independent Directors shall be voted on the Shareholders Meeting that elect them.

Sole Paragraph. When, as a result of compliance with the composition referred to in the introductory paragraph of this Article, the number of Directors results in a fraction, such number will be rounded to the immediately higher whole number.

Article 18. If a member of the Board of Directors fails to meet the requirements set forth in Article 16 above due to a supervening or unknown fact at the time of his/her election, he/she shall be immediately replaced.

Sole Paragraph. The same actions provided for in the introductory paragraph of this Article shall be taken in the event any of the independent Directors fails to meet the independence criteria set forth in the New Market Regulation, resulting in noncompliance with the minimum number of independent Directors, as provided in Article 17 hereof.

Section II – Election

Article 19. Except for the provisions in Article 20, the election of the members of the Board of Directors shall be made through the nomination of a slate of candidates.

§ 1º Under the election provisions of this Article, only the following slates of candidates will be eligible for election: (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders, as provided for in Paragraph 3 hereof.

§ 2 º At the date the Shareholders' Meeting for electing the members of the Board of Directors is called, the Board of Directors shall make available at the Company's headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b)

a complete description of their professional experience, describing the professional activities previously performed, as well as their professional and academic qualifications; and (c) information about administrative proceedings of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance and disciplinary and judicial proceedings for which a final judgment was rendered and in which any such members have been convicted, as well as inform penalties eventually imposed, if the case may be, the existence of events of limitations or conflict of interest provided for in Article 147 of Brazilian Federal Law 6,404/76.

§ 3 º The shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least 5 days prior the date of the Shareholders' Meeting, send to the Board of Directors statements individually signed by the candidates nominated by them, containing the information mentioned in the preceding Paragraph; the Board of Directors shall immediately disclose such information, by notice posted on the Company's Investor Relations website and sent by electronic means of communication to the CVM and the B3 notifying them that the documents with respect to the other slate of candidates submitted to the Board of Directors are available to the shareholders at the Company's headquarters.

§ 4º The persons nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to independent Directors, subject to the provisions of Article 17 above, as well as the contents of the new Market Regulation.

§ 5º The same person may stand for election in two or more slates of candidates, including those nominated by the Board of Directors.

§ 6º Each shareholder shall be entitled to vote for only one slate of candidates, and the slate of candidates receiving the largest number of votes at the Shareholders' Meeting will be elected.

Article 20. When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do so within, at least, 48 hours in advance of the Shareholders' Meeting.

§ 1º In the event members of the Board of Directors are elected by cumulative voting, the candidates will not be elected through a nomination on a slate of candidates; the candidates for the Board of Directors shall be those who are part of the slate of candidates as provided for in Article 19, as well as the candidates who are nominated by a shareholder attending the meeting, provided that the Shareholders' Meeting is provided with the statements signed by these candidates as set forth in Paragraph 2 of Article 19 of these Bylaws.

§ 2º In the event the Company may be controlled by one shareholder or group of shareholders, as defined in Article 116 of Brazilian Federal Law 6,404/76, shareholders representing 10% of the capital stock may require, in conformity with Paragraph 4 of Article 141 of Brazilian Federal Law 6,404/76, that the election of one of the members of the Board of Directors is carried out separately, notwithstanding the rules set forth in Article 19 above.

Article 21. In the event a Director residing and domiciled outside Brazil is elected, the commencement of his/her term shall be conditioned on the appointment of an attorney-in-fact, residing and domiciled in Brazil, empowered to receive service of process for any corporate law-based lawsuit that may be brought against him/her. The term of such power of attorney shall be for, at least, 3 years after the end of the term of office of the respective Director.

Article 22. The Board of Directors shall elect a Chairman and Vice-Chairman among its members, to occur at the first meeting after the commencement of the Directors' term or at the first meeting after there is a vacancy of these positions on the Board of Directors.

Section III – Meetings and Replacements

Article 23. The Board of Directors shall hold regular meetings once every 3 months and special meetings whenever called by the Chairman or by any 2 Directors.

§ 1º The meetings of the Board of Directors shall be called in writing, by e-mail or any other form that allows proof of receipt of the call notice by the recipient, and shall contain, in addition to the place, date and time of the meeting, the agenda.

§ 2º The meetings of the Board of Directors shall be called at least 3 days in advance. Regardless of the formalities observed in calling the meeting, a meeting shall be deemed to be duly called if attended by all the members of the Board of Director.

§ 3º In case of urgency, the Chairman of the Board of Directors (or a third party he or she may appoint) may call a meeting of the Board of Directors with less than the period provided for in Paragraph 2 of this Article, provided that in this case the meeting shall not be held unless at least 2/3 of the elected members attend the meeting.

§ 4º The Directors may attend the meetings of the Board of Directors by telephone conference, videoconference or by any other means of communication allowing the identification of the Director and simultaneous communication with all the other persons present at the meeting. In this case, Directors will be considered to be present at the meeting and sign the corresponding minutes.

Article 24. Except for the provisions in Paragraph 3 of Article 23, the majority of the Directors must attend a meeting of the Board of Directors for it to commence, including the Chairman or the Vice-Chairman, and the resolutions

shall require a majority vote, with the Chairman or, in his/her absence, the Vice-Chairman, in addition to his/her own vote, providing the casting vote.

Sole Paragraph. In event of absence or temporary unavailability of the Chairman of the Board of Directors, his/her duties will be exercised, on a temporary basis, by the Vice-Chairman or by another member of the Board of Directors nominated by him/her.

Article 25. No member of the Board of Directors may have access to information, take part in resolutions and discussions of the Board of Directors or of any managing bodies, vote or, in any manner, intervene in the matter in which he/she is directly or indirectly in a conflict with the Company's interests, as provided for by law.

Article 26. Except for the possibility of election of Directors by multiple vote, a substitute for a vacancy on the Board of Directors shall be appointed by the remaining Directors and shall hold the office until the subsequent Shareholders' Meeting, at which a new Director shall be elected for remaining term of office of the replaced director. In the event of vacancy of the majority of the Board of Directors, a Shareholders' Meeting shall be called within 15 days from the date thereof, in order to elect substitutes, who shall complete the term of office of the replaced members.

Section IV – Powers

Article 27. The Board of Directors shall have the power to:

a) set the general guidelines of the subsidiaries' business and deliberate on the strategic guidelines and strategic plan of the Company;

b) elect and remove the executive officers of the Company, appointing among them the Chief Executive Officer and the Chief Financial and Investor Relations Officer, and define their duties;

c) oversee the management of the executive officers; examine, at any time, the books and documents of the Company; request information about agreements previously entered into or in the process of being entered into by the Company;

d) express its opinion with respect to Management Report and the financial statements of the Company, submitting them to the Shareholders' Meeting for approval;

e) fix the compensation of the members of the Board of Directors and the individual compensation of the Executive Officers of the Company, considering the proposal of the People and Sustainability Committee, according to article 40, single paragraph, "b";

f) define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the People and Sustainability Committee's proposal;

g) grant shares and stock options under the terms of Article 8 of these Bylaws;

h) call the Shareholders' Meetings;

i) submit a slate of candidates to the Shareholders' Meeting for election of directors, pursuant to Article 19 of these Bylaws;

j) propose to the Shareholders' Meeting the allocation of the balance of the adjusted net profit for the year, as referred to in letter "c", paragraph one of Article 53 of these Bylaws;

k) approve the preparation of financial statements at shorter intervals than the fiscal year, the distribution of dividends based on such financial statements or interim dividends, as well as the payment or crediting of interest on own capital, under the terms of the applicable laws;

l) pass resolutions on the issuance of shares, debentures convertible into shares and subscription warrants, within the limits of the authorized capital of the Company;

m) submit proposals to the Shareholders' Meeting concerning an amalgamation, spin-off, merger, merger of shares or dissolution of the Company, as well as amendments to these Bylaws;

n) authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;

o) approve the public issuance of commercial promissory notes by the Company or by its controlled companies;

p) approve (i) investment or investment project, (ii) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership, (iii) acquisition or disposal of assets to third parties, (iv) granting of guarantees to third parties, including encumbrance of assets, and (v) indebtedness to third parties or waivers of any rights either by the Company or by its controlled companies, when the value exceeds 5% of the Company's shareholders' equity subject to the limits and procedures established in the Company's corporate policies. Transactions with companies that are part of Ultrapar's economic group and that do not violate the Company's corporate policies will not require prior approval by the Board of Directors. Ordinary transactions of a working capital nature in the normal course of business, such as drawn risk, anticipation of receivables and forfait will not require prior approval by the Board of Directors;

q) approve the execution of shareholders' agreements by the Company;

r) select and dismiss the independent auditors, after receiving the Audit Committee's opinion;

s) express an opinion as to whether it is in favor or against any tender offer for the shares of the Company, through a prior opinion containing the reasons for such position disclosed within 15 days from the publication of the tender offer notice, opinion which should cover, at minimum: (i) the convenience and opportunity of the tender offer for the Company and its shareholders as a whole, including with respect to the price and potential impacts on share liquidity; (ii) any alternatives to accepting the tender offer for the shares on free float;

t) approve corporate policies as per the proposals submitted by the relevant entities; and

u) pass resolutions on other matters not regulated by these Bylaws, as well as otherwise resolving such matters.

Article 28. The Chairman of the Board of Directors shall:

a) call the Shareholders' Meeting, whenever so decided by the Board of Directors or, exceptionally, on his/her own initiative, in which case he/she shall immediately inform the other Directors;

b) call and preside the meetings of the Board of Directors;

c) communicate the dates of the regular meetings and oversee the Board of Director's administrative activities; and

d) convey resolutions made by the Board of Directors to the Board of Executive Officers and instruct the latter on the fulfillment thereof.

Article 29. The Vice-Chairman of the Board of Directors shall replace the Chairman, in his/her occasional absences and unavailability and, in case of vacancy in the office of Chairman, to hold such office until the date of the election of the new Chairman.

CHAPTER VI

Board of Executive Officers

Article 30. The Board of Executive Officers shall be comprised of up to 8 executive officers, who may or may not be shareholders, shall be resident in Brazil and be elected by the Board of Directors, without specific designation except for the Chief Executive Officer and the Chief Financial and Investor Relations Officer.

Sole paragraph. The term of the members of the Board of Executive Officers shall be 2 years, with reelection permitted, and will continue until each successor is elected.

Article 31. The Board of Executive Officers shall hold meetings whenever the interest of the Company shall so require and their decisions shall be made by simple majority of votes, requiring one-half of the number of the elected members to form a quorum, with the Chief Executive Officer, in addition to his/her own vote, providing the casting vote.

Article 32. The Board of Executive Officers shall perform the acts necessary for the regular operation of the Company and for the management of its business, and shall be authorized to open and close branches, offices or other premises and facilities in any location in Brazil or abroad, subject to the guidelines provided by the Board of Directors.

§ 1º Actions which may affect third parties shall be signed by two executive officers, jointly, or by one executive officer and one attorney-in-fact, or by two attorneys-in-fact, with specific powers.

§ 2º The Company, acting by two of its executive officers, may appoint attorneys-in-fact, specifying in the power of attorney the purpose thereof, the powers granted and the term of the power of attorney, which shall not exceed one year, unless the power of attorney is granted with ad judicia powers, in which case it may be valid for an indefinite term.

§ 3º The Board of Executive Officers may, in exceptional cases, authorize the Company to be represented by one sole executive officer or one sole attorney-in-fact appointed for such purpose, and shall specify the purpose and limit of the powers granted in the minutes of the meeting.

Article 33. The Chief Executive Officer shall:

a) direct, instruct and coordinate the activities of the Company;

b) call and preside over the meetings of the Board of Executive Officers; and

c) represent the Company in court, either as plaintiff or defendant.

Article 34. The executive officer exercising the duties of Chief Financial and Investor Relations Officer shall provide information to investors, the CVM and the stock exchange or over-the-counter market on which the Company's securities are traded, as well as maintain the registration of the Company updated in conformity with the CVM's applicable regulations and to meet the other requirements contained in such regulations, in addition to exercising the duties assigned to him/her by the Board of Directors.

Article 35. The executive officers without a specific designation, in addition to their statutory duties, shall perform those activities which may be assigned to them by the Board of Directors.

Article 36. The executive officers shall substitute each other, subject to the following conditions:

a) in case of the occasional absence and unavailability of the Chief Executive Officer for a period of up to 60 days, the Chairman of the Board of Directors shall nominate a substitute for him/her from among the members of the Board of Executive Officers, and the substitute executive officer shall temporarily exercise the duties of Chief Executive Officer until the latter returns to his/her office or the next following meeting of the Board of Directors, whichever occurs first; and

b) in case of vacancy in the office of an executive officer, he/she may be replaced, until the following meeting of the Board of Directors, by another executive officer appointed by the Chief Executive Officer.

CHAPTER VII

Committees

Article 37. The Company shall have the following support committees attached to the Board of Directors:

(a) Audit and Risks Committee;

(b) People and Sustainability Committee; and

(c) Investments Committee.

§ 1º Each committee shall have its own internal bylaws, which shall require the approval of the Board of Directors, to govern matters associated with its working and define the role of its coordinator.

§ 2º The Board of Directors may establish additional committees for assisting it in the management of the Company, which may have specific purposes and may appoint their respective members.

§ 3º The same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit and Risks Committee, the People and Sustainability Committee, the Investments Committee and other additional committees that may be established by the Board of Directors for assistance in the management of the Company.

Article 38. Subject to the criteria set forth below, the Committees shall be comprised of at least 3 members, all elected by the Board of Directors for a term of office of 2 years, and the term shall coincide with the term of office of the Directors.

§ 1º In the event of a vacancy in any member of the Committees, the Board of Directors shall elect a person to complete the term of office of the replaced member.

§ 2º The members of the Committees may be reappointed for successive terms, except for the members of the Audit and Risk Committee, who will exercise their positions for a maximum of 10 years.

Section I – Audit and Risks Committee

Article 39. The Audit and Risks Committee shall be composed only by Directors, with the majority being independent, and include at least 1 member

with recognized experience in corporate accounting matters, as provided in the applicable regulations of the CVM.

§ 1º To be characterized as an independent, the member of the Audit and Risk Committee must meet the requirements set forth in the applicable CVM regulation, as well as those set out in the New Market Regulation.

§ 2º The member of the Audit and Risks Committee who ceases to hold said position may only rejoin the Committee after at least 3 years have elapsed since the end of the term of office.

§ 3º The Audit and Risks Committee shall.

(a) recommend to the Board of Directors the retention and dismissal of independent audit services, as well as propose to the Board of Directors the nomination of the independent auditors and their replacement;

(b) review the Management Report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

(c) review the quarterly financial information, interim statements, and financial statements prepared by the Company;

(d) monitor the activities of the Company's internal audit and internal controls departments, including follow up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

(e) evaluate and monitor the Company's risk exposure, as per the Risk Management Policy, as well as to provide its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels;

(f) review, monitor and recommend to management any corrections or improvements to be made to the Company's corporate policies, including the Conflict of Interest and Related Party Transactions Corporate Policy;

(g) establish procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy;

(h) interact with the other Company's governing bodies in connection with the receipt and review of information on noncompliance with legal and regulatory requirements applicable to the Company, as well as with internal regulations, policies and code; and

(i) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

Section II – People and Sustainability Committee

Article 40. The People and Sustainability Committee shall have a majority of Director in its composition, with a minimum of 2 independent Directors.

Sole Paragraph. The People and Sustainability Committee shall:

(a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other

governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the Compensation Policy and other benefits of the Company;

(b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders' Meeting, and propose the individual compensation of the Board of Executive Officers;

(c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers;

(d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans; and

(e) carry out diligence and supervise the steps and goals proposed by the management related to the sustainability of operations and the development of its material themes, as well as monitoring their compliance.

Section III – Investments Committee

Article 41. The Investments Committee shall be comprised entirely of Directors and its duties shall be as follows.

Sole Paragraph. The Investments Committee shall be responsible for the following duties:

(a) to evaluate and recommend the Company's relevant investments, acquisitions or divestments as provided in the policies adopted by the Company; and

(b) to monitor the capital allocation strategy and the portfolio management of the Company as defined by the Board of Directors, including mergers and acquisitions operations.

CHAPTER VIII

Fiscal Council (*Conselho Fiscal*)

Article 42. The Company's Fiscal Council shall be non-permanent and, when installed by the Shareholders' Meeting as provided in Brazilian Federal Law 6,404/76, shall be comprised of 3 members and an equal number of alternate members, with such duties, powers and compensation as provided for by law. The Fiscal Council shall have a term of office of 1 year, with reelection being permitted.

§ 1º Once the Fiscal Council has been installed, the commencement of the term of its full and alternate members shall be conditioned on the execution of the respective indeed of investiture, which shall cover their consent to the contents of Article 51 hereof.

§ 2º The Fiscal Council shall hold regular meetings once every quarter, and extraordinary meetings whenever necessary, and shall keep minutes of such meetings in the Company's records.

§ 3º The same obligations and restrictions imposed by law, these Bylaws and the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Fiscal Council.

CHAPTER IX

Tender Offers

Section I – Sale of a Controlling Interest

Article 43. A direct or indirect sale of the controlling interest in the Company, either in a single transaction, or in a series of successive transactions, shall be conditioned upon the buyer making a tender offer for shares issued by the Company held by the remaining shareholders, subject to the conditions and terms set forth under the applicable laws and regulations and in the New Market Regulation, in order to provide shareholders equal treatment to that afforded to the seller.

Sole Paragraph. The buyer of a controlling interest shall, after the financial settlement of the foregoing tender offer, take the appropriate actions to, over the course of the subsequent 18 months, restore the minimum percentage of outstanding shares as per the New Market Regulation.

Section II – Acquisition of Relevant Interest

Article 44. Any person, regardless of whether he/she is a shareholder, which, on his/her own account or through Joint Action with another person ("Purchaser of a Relevant Interest"), acquires or becomes the holder of Company shares, through a single transaction or a series of successive transactions, representing 20% or more of its capital stock ("Relevant Interest"), shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding 6 months, adjusted pursuant to the SELIC Rate.

§1º The Purchaser of a Relevant Interest shall not be required to make the tender offer provided for in this Article, in case he/she shall timely and

cumulatively: (a) notify the Company of his/her intent to exercise the right provided for in this Paragraph within 48 hours from the time he/she becomes owner of the Relevant Interest; and (b) sell, on a stock exchange, the number of shares of capital stock of the Company that exceeds the Relevant Interest, within 30 days from the date of the notice mentioned in item (a) of this Paragraph.

§2º For purposes of calculating the limit of 20% set forth in the introductory paragraph of this Article, treasury shares held by the Company shall be excluded.

§3º The offer referred to in this Article shall not be required in the event any shareholder, or shareholders joined by a voting agreement registered with the Company, or shareholders who have a controlling relationship or are under common control are holders of more than one-half of the capital stock at the time of the acquisition of the Relevant Interest, excluding, for effects of such calculation, treasury shares held by the Company.

§4º The obligation to carry out the offer provided for in this Article shall not apply if the obligation to carry out the offer provided for in Article 43 is applicable.

Section III –Deregistration as Publicly-Held Company and Withdrawal from the New Market

Article 45. The Company's deregistration as a publicly-held company, shall be preceded by a tender offer for shares at a fair price, such a tender offer to abide by the procedures and requirements set forth in Brazilian Federal Law 6,404/76 and the CVM regulations governing tender offers for the purposes of deregistration as a publicly held company.

Article 46. The Company's withdrawal from the New Market, be it voluntary, mandatory or as a result of a corporate reorganization, shall abide by the rules set forth in the New Market Regulation.

Article 47. As provided in the New Market Regulation and except for the provisions of Article 48, next, the Company's voluntary withdrawal from the New Market, in order for its shares to be registered outside the New Market shall be preceded by a tender offer for shares in line with the procedures set forth in CVM Regulations governing tender offers for shares for the purposes of deregistration as a publicly listed company, and the following requirements:

(a) the price of the tender shall be fair and calculated pursuant to the parameters set forth in Article 4-A of Brazilian Federal Law 6,404/76 and the applicable CVM Regulations; and

(b) holders of interests in excess of 1/3 of shares outstanding shall accept the tender offer or explicitly agree with withdrawal from the segment without selling their shares.

Sole Paragraph – For the purposes of Article, outstanding shares shall be only those whose holders explicitly agree with withdrawal from the New Market or qualify for the tender offer auction as per the CVM regulations governing tender offers for the purposes of deregistration as a publicly listed company.

Article 48. Voluntary withdrawal from the New Market as provided in foregoing Article 47 may take place irrespective of a tender offer if such a waiver is approved by the Shareholders' Assembly, to convene:

(a) on first call with the attendance of shareholders representing, at least, 2/3 of all shares outstanding; or

(b) on second call with any number of holders of outstanding shares in attendance.

Sole Paragraph – The decision regarding the foregoing waiver of a tender offer shall be made by a majority vote of the holders of outstanding shares in attendance at the Shareholders' Meeting;

Article 49. A single tender offer may be made for more than one of the purposes provided for in this Chapter, in the New Market Regulation, in Brazilian Federal Law 6,404/76 or in the regulations issued by the CVM, provided that the procedures used in the tender offer are compatible with all requirements of each different tender offer, the tender offer offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.

Article 50. To the extent the rights provided for in these Bylaws to shareholders with respect to tender offers are affected, the rules set forth by the New Market Regulation will prevail over the provisions herein.

CHAPTER X

Arbitration Court

Article 51. The Company, its shareholders, directors and executive officers and the full and alternate members of the Fiscal Council, if any, are required to submit to arbitration at the Market Arbitration Tribunal, pursuant to the rules thereof, any and all controversies arising between them, either related to or resulting from their status as issuer, shareholders, managers and members of the Fiscal Council, in particular if arising from the provisions set forth in Brazilian Federal Laws 6,385/76 and 6,404/76, in the Bylaws, in the rules enacted by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the New Market Regulation, other B3 regulations and the New Market Participation Agreement.

CHAPTER XI

Fiscal Year

Article 52. The fiscal year begins on January 1st and ends on December 31st of each year.

Article 53. After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors' and executive officers' annual profit sharing, 5% of the net profit will be allocated to the legal reserve, up to the limit of 20% of the capital stock.

§ 1º The remaining profit will have the following destination

a) 25% for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed;

b) by proposal of the managing bodies, up to 75% for creating an investment reserve, aimed at protecting the integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made, up to the limit of 100% of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed 100% of the capital stock and, once such limit is reached, the shareholders' meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends; and

c) the balance will be allocated according to the resolution adopted at the Shareholders' Meeting, which will take into account the Board of Directors' proposal.

§ 2º The Company may, in addition to the annual balance sheet, prepare semiannual or interim balance sheets at any time, and the Board of Directors may, ad referendum of the Shareholders' Meeting, declare interim dividends to the account of retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.

§ 3º Dividends not claimed within 3 years from the date they were made available to the shareholders shall be forfeited to the Company.

CHAPTER XII

Miscellaneous

Article 54. The Company shall be liquidated as provided for by law, and the Shareholders' Meeting shall decide the method of liquidation, appoint the liquidator and elect the Fiscal Council to operate during the liquidation process.

Article 55. The minutes of the Shareholders' Meetings, as well as the minutes of meetings of the Board of Directors and of the Board of Executive will be filed at the Registry of Commerce and published when they contain resolutions affecting third parties.